SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Aris Water Solutions, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

04041L106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 04041L106

1	NAMES OF REPORTING PERSONS
William A. Zartler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,553,091 (1)(2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,553,091 (1)(2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,553,091 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The beneficial ownership interests of William A. Zartler are represented by limited liability company interests in Solaris Midstream Investment, LLC (“Solaris Investment”), which has advised Aris Water Solutions, Inc. (the “Issuer”) that it intends to distribute all of the units in Solaris Midstream Holdings, LLC (“Solaris LLC Units”) and shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer it owns of record to its members, including (i) 488,474 Solaris LLC Units, together with an equal number of shares of Class B Commons Stock, to William A. Zartler and (ii) 1,064,617 Solaris LLC Units, together with an equal number of shares of Class B Commons Stock, to Solaris Energy Capital, LLC (“Solaris Energy Capital”), a company controlled by William A. Zartler.  As a result, William A. Zartler may be deemed to be a beneficial owner of all of the securities owned by Solaris Energy Capital. William A. Zartler disclaims beneficial ownership of the securities held by Solaris Energy Capital and Solaris Investment in excess of his pecuniary interests therein.

(2)
Represents shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer issuable to Solaris Investment upon the redemption of an equal number of Solaris LLC Units (together with a corresponding number of shares of Class B Common Stock), of which (i) 488,474 of such shares of Class A Common Stock would be indirectly owned by William A. Zartler and (ii) 1,064,617 of such shares of Class A Common Stock would be indirectly owned by Solaris Energy Capital.  Subject to certain limitations and exceptions described in the Fourth Amended and Restated Limited Liability Company Agreement of Solaris Midstream Holdings, LLC (“Solaris LLC”), of which the Issuer is the manager member (the “Solaris LLC Agreement”), the Solaris LLC Units (together with a corresponding number of Class B Common Stock) are redeemable from time to time for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions).

(3)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated pursuant to Rule 13d-3 of the Act using 20,297,500 shares of Class A Common Stock outstanding as of November 1, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021, plus 1,553,091 Solaris LLC Units that may be deemed to be beneficially owned by William A. Zartler which, together with an equal number of shares of Class B Common Stock, are redeemable from time to time on a one-for-one basis for shares of Class A Common Stock (subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and is calculated assuming no redemption of any other Solaris LLC Units (or corresponding number of shares of Class B Common Stock).

SCHEDULE 13G
CUSIP No. 04041L106

1	NAMES OF REPORTING PERSONS
Solaris Midstream Investment, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,315,818 (1)(2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,315,818 (1)(2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,315,818 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.2% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents shares of Class A Common Stock issuable to Solaris Investment upon the redemption of an equal number of Solaris LLC Units (together with a corresponding number of shares of Class B Common Stock).  Subject to certain limitations and exceptions described in the Solaris LLC Agreement, of which the Issuer is the manager member, the Solaris LLC Units (together with a corresponding number of Class B Common Stock) are redeemable from time to time for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions).

(2)
Solaris Investment is managed by a board of directors and William A. Zartler is the sole director. As a result, Mr. Zartler has the power to vote and dispose of the securities held by Solaris Investment. Mr. Zartler disclaims beneficial ownership of the securities held by Solaris Investment in excess of his pecuniary interests therein.

(3)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated pursuant to Rule 13d-3 of the Act using 20,297,500 shares of Class A Common Stock outstanding as of November 1, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021, plus 2,315,818 Solaris LLC Units that may be deemed to be beneficially owned by Solaris Investment which, together with an equal number of shares of Class B Common Stock, are redeemable from time to time on a one-for-one basis for shares of Class A Common Stock (subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and is calculated assuming no redemption of any other Solaris LLC Units (or corresponding number of shares of Class B Common Stock).

SCHEDULE 13G
CUSIP No. 04041L106

Item 1(a).	Name of Issuer

Aris Water Solutions, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

9811 Katy Freeway, Suite 700, Houston, Texas 77024

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed jointly by each of the following Reporting Persons:

(i)	William A. Zartler (“Mr. Zartler”); and

(ii)	Solaris Midstream Investment, LLC, a Delaware limited liability company (“Solaris Investment”).

Mr. Zartler and Solaris Investment are referred to collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business and principal office of each of the Reporting Persons is 9811 Katy Freeway, Suite 700, Houston, Texas 77024.

Item 2(c).	Citizenship

Mr. Zartler is a citizen of the United States of America.

Solaris Investment is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

04041L106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G
CUSIP No. 04041L106

Item 4.	Ownership

(a)	– (c)

The responses of the Reporting Persons in Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, unless otherwise noted herein, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A Common Stock or other securities referred to herein for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, or for any other purpose, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person other than the holders of record of the securities.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.  This Statement on Schedule 13G is not filed pursuant to Rule 13(d)-1(b) or Rule 13d-1(c).

SCHEDULE 13G
CUSIP No. 04041L106

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.  We also agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated:  February 14, 2022

/s/ William A. Zartler
William A. Zartler

Solaris Midstream Investment, LLC

By:	/s/ William A. Zartler
	Name:	William A. Zartler
	Title:	Chief Executive Officer

SCHEDULE 13G
CUSIP No. 04041L106

Exhibit	Name
99.1	Joint Filing Agreement among the Reporting Persons, dated as of February 14, 2022